

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

January 15, 2010

Via U.S. Mail and Facsimile (703-528-4510)

Paul Hanrahan
President, Chief Executive Officer and Director
AES Corporation
4300 Wilson Boulevard
Arlington, VA 22203

> **Re:** **AES Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 1-12291**
> **Response Letter Filed January 4, 2010**

Dear Mr. Hanrahan:

We refer you to our comment letters dated November 9, 2009 and December 10, 2009 regarding possible business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Christopher Owings
        Assistant Director
        Division of Corporation Finance